UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2019

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Financial Statements

The unaudited consolidated financial statements for Enlivex Therapeutics Ltd. (“Enlivex”), a company organized under the laws of the State of Israel, as of and for the three months ended March 31, 2019 and 2018, and the Operating and Financial Review and Prospects of Enlivex for the corresponding periods are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K and incorporated by reference herein.

Exhibit No.

99.1	Unaudited historical financial information for Enlivex as of March 31, 2019 and December 31, 2018 and for the three months ended September 30, 2018 and September 30, 2017
99.2	Operating and Financial Review and Prospects as of March 31, 2019 and December 31, 2018 and for the three months ended September 30, 2018 and September 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2019	Enlivex Therapeutics Ltd.
(Registrant)

	By:	/s/ Shai Novik
	Name: Title:	Shai Novik Executive Chairman

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